SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 31, 2014

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

AGREEMENT FOR THE SALE

OF PETROBRAS ARGENTINA’S INTEREST

 IN PUESTO HERNANDEZ JOINT VENTURE (UTE-Unión Transitoria de Empresas)

Buenos Aires, January 31, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that on this date it has signed a purchase and sale agreement with YPF S.A for the sale of its entire interest in the Puesto Hernández Joint Venture (UTE) agreement, in an amount of US$ 40,713,000.

Puesto Hernández area, located in the Province of Neuquén and extending to the Province of Mendoza, covers 147 km2 and has a current oil production of approximately 4,000 barrels per day in connection with PESA’s interest.

Puesto Hernández area is an exploitation concession expiring in 2027, held by YPF and operated through a Joint Venture (UTE) agreement in which PESA has a 38.45% interest expiring 6/30/2016 and YPF holds the remaining 61.55%.

This transaction represents for the Company an early termination of the Joint Venture (UTE) agreement and allows to generate cash flows in the short-term to be applied to other investments in line with PESA’s Strategic Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 01/31/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney